

For Immediate Release

8x8, Inc.

8x8 Announces Second Quarter Fiscal 2008 Operating Results

SANTA CLARA, Calif., -- November 1, 2007 -- 8x8, Inc. (Nasdaq: EGHT), provider of Packet8 (www.packet8.net) broadband Voice over Internet Protocol (VoIP) and videophone communication services, today announced financial operating results for its second fiscal quarter ended September 30, 2007.

Revenues for the second quarter of fiscal 2008 increased to $14.8 million, compared to $13.2 million for the same period of fiscal 2007 and $14.7 million for the previous quarter. The net loss for the quarter was $2.6 million or ($0.04) per share, compared to a net loss of $2.4 million or ($0.04) per share for the same period in fiscal 2007 and net income of $508,000 or $0.01 per share for the previous quarter. Total revenues for the six month periods ended September 30, 2007 and 2006 were $29.5 million and $25.4 million, respectively. Net loss for the six month periods ended September 30, 2007 and 2006 was $2.0 million or ($0.03) per share and $4.2 million or ($0.07) per share, respectively. The Company's cash and investments increased from $12.2 million in the quarter ended June 30, 2007 to $12.9 million at September 30, 2007.

As of September 30, 2007, more than 9,000 U.S. based businesses subscribed to the Packet8 Virtual Office service, an increase of approximately 1,000 new companies during the quarter.

Packet8 Virtual Office revenue grew to 47% of total revenues, and grew 101% over the same period of fiscal 2007, while residential and video revenue for the quarter declined by 19% over the same period of fiscal 2007. Overall gross margin declined from 64% in the first quarter of fiscal 2008 to 52% in the second quarter of fiscal 2008 while service margins declined from 70% to 67%, respectively. The decline in gross margins was primarily related to the significant impact on product margins associated with the acquisition of nearly 25,000 former SunRocket subscribers during the 2nd quarter of fiscal 2008. Product margins declined from negative 4% in the first quarter of fiscal 2008 to negative 77% in the second quarter as the Company provided free equipment and shipping and no activation fees to these new customers.

"We view the SunRocket customer acquisition strategy very favorably as we saw our overall residential customer acquisition costs hit an all time low of $80 per customer. While the former SunRocket customers had a one-time negative impact on our bottom line to get them signed up on our network, we expect that these new Packet8 customers will add greatly to our revenues and net income in future quarters," said 8x8 Chairman and CEO Bryan Martin. "Despite the normal, seasonal slowdown we have historically seen in business sales during the summer months of July and August, we continue to be pleased with the growth in our Virtual Office subscriber base, and the increase in cash and investments on our balance sheet validates our strategy of focusing on the small business market. Cash and investments have increased approximately $1M, or 8.2%, since the beginning of our fiscal year on April 1, 2007, while accounts payable have also decreased by approximately $581K during the same period."

The Company also announced yesterday that it was awarded its 70th United States patent, No. 7,289,491, for a new Internet telephony invention.

8x8 will host a conference call today at 4:30 p.m. ET to discuss its 2nd fiscal quarter results. The event and replays of the call can be accessed from the events page of 8x8's corporate website at http://www.8x8.com.

About 8x8, Inc.

8x8, Inc. offers the Packet8 (http://www.packet8.net/) VoIP (voice over internet protocol) telephone and videophone communications service and the Packet8 Virtual Office service. For additional company information, visit 8x8's web site at http://www.8x8.com/.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward- looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our VoIP products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo, Packet8 Virtual Office and Packet8 Softalk are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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INVESTOR RELATIONS CONTACT:
Joan Citelli
(408) 687-4320
jcitelli@8x8.com

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Service revenues	$ 13,272	$ 11,240	26,683	$ 21,117
Product revenues	1,496	1,916	2,827	4,310
Total revenues	14,768	13,156	29,510	25,427
Operating expenses:				
Cost of service revenues	4,430	5,015	8,416	9,777
Cost of product revenues	2,652	1,354	4,035	4,282
Research and development	1,026	1,257	2,083	2,578
Selling, general and administrative	10,050	8,498	18,969	17,703
Total operating expenses	18,158	16,124	33,503	34,340
Loss from operations	(3,390)	(2,968)	(3,993)	(8,913)
Interest income, net	161	184	293	427
Income on change in fair value of warrant liability	671	401	1,650	4,299
Net income (loss)	$ (2,558)	$ (2,383)	(2,050)	$ (4,187)
Net income (loss) per share:				
Basic and diluted	$ (0.04)	$ (0.04)	(0.03)	$ (0.07)
Weighted average number of shares:				
Basic and diluted	61,870	61,329	61,822	61,233

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		September 30, 2007		March 31, 2007
ASSETS				
Current assets				
Cash and cash equivalents	$	5,365	$	6,735
Short-term investments		7,542		5,197
Accounts receivable, net		554		736
Inventory		1,889		2,629
Other current assets		907		1,502
Total current assets		16,257		16,799
Property and equipment, net		2,399		2,840
Other assets		152		319
Total assets	$	18,808	$	19,958
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	4,338	$	4,919
Accrued compensation		868		825
Accrued warranty		339		323
Deferred revenue		3,617		1,488
Other accrued liabilities		3,671		3,386
Total current liabilities		12,833		10,941
Other liabilities		157		253
Fair value of warrant liability		827		3,387
Total liabilities		13,817		14,581
Total stockholders' equity		4,991		5,377
Total liabilities and stockholders' equity	$	18,808	$	19,958